Via Facsimile and U.S. Mail

July 17, 2009

Bruce S. Rosenbloom
Chief Financial Officer
PetMed Express, Inc.
1441 S.W. 29th Avenue
Pompano Beach, Florida 33069

**Re: PetMed Express, Inc.
       Form 10-K for the Year Ended March 31, 2008
       Filed June 3, 2008
       File No. 000-28827**

Dear Mr. Rosenbloom:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed June 30, 2008

Compensation Discussion and Analysis, page 15

1.   According to your response to prior comment 2 and your disclosure in your definitive proxy statement filed June 19, 2009, it appears that for your proxy statement for your 2009 annual meeting you are only providing disclosure of your performance goals achieved during your fiscal year ended March 31, 2008. These performance goals are used to determine all of your CFO's compensation, including his increase in base salary,

restricted stock award and annual bonus. For base salary only, it appears to be appropriate to disclose information regarding the performance goals for your fiscal year ended March 31, 2008 in order to show how you established the CFO's base salary for the fiscal year ended March 31, 2009. However, it appears the CFO's restricted stock award and annual bonus disclosed in your 2009 proxy statement should be based on performance in the fiscal year ended March 31, 2009 and that you have disclosed the stock award and bonus earned in the fiscal year ended March 31, 2008. Generally, a bonus or restricted stock award that is based on fiscal year end performance goals is earned in the year in which the performance is completed. Item 402(a)(2) of Regulation S-K requires disclosure of all compensation awarded to, earned by, or paid to the named executive officers for the respective fiscal year.   Please confirm that in your 2010 proxy statement you will

- Disclose in your Compensation Discussion and Analysis the relevant performance goals used in establishing your CFO's restricted stock award and annual bonus for performance in the fiscal year ended March 31, 2010; and
- Include the restricted stock award and annual bonus based on performance in the fiscal year ended March 31, 2010 in your Summary Compensation and Grants of Plan-Based Awards Tables.

2. Additionally, it is unclear whether your compensation tables disclose your CFO's bonus earned during the year ended March 31, 2009 or if you have included the bonus paid during 2009 for performance during the year ended March 31, 2008. If this bonus was earned during the year ended March 31, 2008, please provide draft disclosure of your Summary Compensation Table for your next proxy statement which provides the compensation earned during the years ended March 31, 2008, March 31, 2009 and March 31, 2010. Going forward, your proxy statement should disclose the compensation earned in your most recent ended fiscal year.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director